Exhibit 4.4

FIRST AMENDMENT TO THE

HF SINCLAIR CORPORATION

AMENDED AND RESTATED 2020 LONG TERM INCENTIVE PLAN

This FIRST AMENDMENT (the “First Amendment”) to the HF Sinclair Corporation Amended and Restated 2020 Long Term Incentive Plan, as amended from time to time (the “Plan”), is made by HF Sinclair Corporation (the “Company”).

WITNESSETH:

WHEREAS, on December 1, 2023, the Company completed a merger of Holly Energy Partners, L.P. (the “Partnership”) with a subsidiary of the Company, whereby the Partnership became a private, indirect and wholly owned subsidiary of the Company (the “Merger”);

WHEREAS, in connection with the Merger, all unissued common units representing limited partner interests of the Partnership that were previously approved for issuance pursuant to the Holly Energy Partners, L.P. Long-Term Incentive Plan, as amended (the “Partnership LTIP”), will be adjusted using the applicable exchange ratio for the Merger, and then assumed by the Company to be added to the share pool of the Plan (the “Additional Shares”);

WHEREAS, Section 10(f) of the Plan provides that the Company’s board of directors (the “Board”) may amend the Plan under certain circumstances; and

WHEREAS, the Board has determined that it is desirable to amend the Plan to reflect the addition of the Additional Shares to the Plan.

NOW, THEREFORE, BE IT RESOLVED, effective immediately following the closing of the Merger, that Section 4(a)(i) of the Plan shall be amended and restated in its entirety as follows:

“(i) 6,368,930 shares of Stock are reserved and available for delivery with respect to Awards, and such total shall be available for the issuance of shares of upon the exercise of ISOs,”

RESOLVED FURTHER, that except as provided above, the Plan shall continue to read in the current state.

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